BofA Finance LLC $2,375,000

Contingent Income
Issuer Callable Yield Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Pricing Supplement

(To Prospectus dated December 8, 2025,

Series A Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

September 30, 2026

Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

•The Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF, due October 4, 2029 (the “Notes”) priced on September 30, 2026 and will issue on October 5, 2026.

•Approximate 3 year term if not called prior to maturity.

•Payments on the Notes will depend on the individual performance of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF (each an “Underlying”).

•Contingent coupon rate of 10.00% per annum (2.50% per quarter) payable quarterly if the Observation Value of each Underlying on the applicable Observation Date is greater than or equal to 65.00% of its Starting Value, assuming the Notes have not been called.

•Beginning on April 2, 2027, callable quarterly at our option for an amount equal to the principal amount plus the relevant Contingent Coupon Payment, if otherwise payable.

•Assuming the Notes are not called prior to maturity, if any Underlying declines by more than 40% from its Starting Value, at maturity your investment will be subject to 1:1 downside exposure to decreases in the value of the Least Performing Underlying, with up to 100% of the principal at risk; otherwise, at maturity, you will receive the principal amount. At maturity you will also receive a final Contingent Coupon Payment if the Observation Value of each Underlying on the final Observation Date is greater than or equal to 65.00% of its Starting Value.

•All payments on the Notes are subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•The Notes will not be listed on any securities exchange.

•CUSIP No. 09712HRT1.

The initial estimated value of the Notes as of the pricing date is $967.50 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-9 of this pricing supplement and “Structuring the Notes” on page PS-24 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-9 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$20.00	$980.00
Total	$2,375,000.00	$47,500.00	$2,327,500.00

(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $980.00 per $1,000.00 in principal amount of Notes.

(2)The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $20.00, resulting in proceeds, before expenses, to BofA Finance of as low as $980.00 per $1,000.00 in principal amount of Notes. The total underwriting discount and proceeds, before expenses, to BofA Finance specified above reflect the aggregate of the underwriting discounts per $1,000.00 in principal amount of Notes.

The Notes and the related guarantee:

Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Terms of the Notes

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 3 years, unless previously called.
Underlyings:	The Nikkei 225® Index (Bloomberg symbol: “NKY”), a price return index, the SPDR® Gold Shares (Bloomberg symbol: “GLD”) and the iShares® Core S&P Small-Cap ETF (Bloomberg symbol: “IJR”).
Pricing Date:	September 30, 2026
Issue Date:	October 5, 2026
Valuation Date:	October 1, 2029, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date:	October 4, 2029
Starting Value:	NKY: 66,753.72 GLD: $380.84 IJR: $136.04
Observation Value:

With respect to the NKY, its closing level on the applicable Observation Date.

With respect to the GLD, its Closing Market Price on the applicable Observation Date, multiplied by its Price Multiplier.

With respect to the IJR, its Closing Market Price on the applicable Observation Date, multiplied by its Price Multiplier.

Ending Value:	With respect to each Underlying, its Observation Value on the Valuation Date.
Price Multiplier:

With respect to each of the GLD and the IJR, 1, subject to adjustment for certain events relating to that Underlying as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of the accompanying product supplement.

Coupon Barrier:

NKY: 43,389.92, which is 65.00% of its Starting Value (rounded to two decimal places).

GLD: $247.55, which is 65.00% of its Starting Value (rounded to two decimal places).

IJR: $88.43, which is 65.00% of its Starting Value (rounded to two decimal places).

Threshold Value:

NKY: 40,052.23, which is 60.00% of its Starting Value (rounded to two decimal places).

GLD: $228.50, which is 60.00% of its Starting Value (rounded to two decimal places).

IJR: $81.62, which is 60.00% of its Starting Value (rounded to two decimal places).

Contingent Coupon Payment:

If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of $25.00 per $1,000.00 in principal amount of Notes (equal to a rate of 2.50% per quarter or 10.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date).

Optional Early Redemption:

On any quarterly Call Payment Date, we have the right to redeem all (but not less than all) of the Notes at the Early Redemption Amount. No further amounts will be payable following an Optional Early Redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Payment Date.

Early Redemption Amount:

For each $1,000.00 in principal amount of Notes, $1,000.00, plus the applicable Contingent Coupon Payment if the Observation Value of each Underlying on the corresponding Observation Date is greater than or equal to its Coupon Barrier.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-2

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Redemption Amount:

If the Notes have not been called prior to maturity, the Redemption Amount per $1,000.00 in principal amount of Notes will be:

a) If the Ending Value of the Least Performing Underlying is greater than or equal to its Threshold Value:

b) If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

In this case, the Redemption Amount (excluding any final Contingent Coupon Payment) will be less than 60.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

The Redemption Amount will also include a final Contingent Coupon Payment if the Ending Value of the Least Performing Underlying is greater than or equal to its Coupon Barrier.

Observation Dates:	As set forth beginning on page PS-4
Contingent Payment Dates:	As set forth beginning on page PS-4
Call Payment Dates:	As set forth beginning on page PS-5. Each Call Payment Date is also a Contingent Payment Date.
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09712HRT1
Underlying Return:	With respect to each Underlying,
Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Events of Default and Acceleration:

If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration. We will also determine whether a final Contingent Coupon Payment is payable based upon the values of the Underlyings on the deemed Valuation Date; any such final Contingent Coupon Payment will be prorated by the calculation agent to reflect the length of the final contingent payment period. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-3

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Observation Dates, Contingent Payment Dates and Call Payment Dates

Observation Dates*	Contingent Payment Dates
December 30, 2026	January 5, 2027
March 30, 2027	April 2, 2027
June 30, 2027	July 6, 2027
September 30, 2027	October 5, 2027
December 30, 2027	January 4, 2028
March 30, 2028	April 4, 2028
June 30, 2028	July 6, 2028
October 2, 2028	October 5, 2028
January 4, 2029	January 9, 2029
April 2, 2029	April 5, 2029
July 2, 2029	July 6, 2029
October 1, 2029 (the “Valuation Date”)	October 4, 2029 (the “Maturity Date”)

* The Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-4

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Call Payment Dates
April 2, 2027
July 6, 2027
October 5, 2027
January 4, 2028
April 4, 2028
July 6, 2028
October 5, 2028
January 9, 2029
April 5, 2029
July 6, 2029

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlyings. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, and the hedging related charges described below (see “Risk Factors” beginning on page PS-9), reduced the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you are paying to purchase the Notes is greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value of the Notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-9 and “Structuring the Notes” on page PS-24.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-5

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Contingent Coupon Payment and Redemption Amount Determination

On each Contingent Payment Date, if the Notes have not been previously called, you may receive a

Contingent Coupon Payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Observation Value of each Underlying on the applicable Observation Date greater than or equal to its Coupon Barrier?

You will receive a Contingent Coupon Payment on the applicable Contingent Payment Date	You will not receive a Contingent Coupon Payment on the applicable Contingent Payment Date

Assuming the Notes have not been called, on the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?

You will receive: $1,000.00

You will receive:

In this case, the Redemption Amount (excluding any final Contingent Coupon Payment) will be less than 60.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

The Redemption Amount will also include a final Contingent Coupon Payment if the Ending Value of the Least Performing Underlying is greater than or equal to its Coupon Barrier.

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-6

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Total Contingent Coupon Payment Examples

The table below illustrates the hypothetical total Contingent Coupon Payments per $1,000.00 in principal amount of Notes over the term of the Notes, based on the Contingent Coupon Payment of $25.00, depending on how many Contingent Coupon Payments are payable prior to an Optional Early Redemption or maturity. Depending on the performance of the Underlyings, you may not receive any Contingent Coupon Payments during the term of the Notes.

Number of Contingent Coupon Payments	Total Contingent Coupon Payments
0	$0.00
2	$50.00
4	$100.00
6	$150.00
8	$200.00
10	$250.00
12	$300.00
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-7

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Hypothetical Payout Profile and Examples of Payments at Maturity

Contingent Income Issuer Callable Yield Notes Table

The following table is for purposes of illustration only. It assumes the Notes have not been called prior to maturity and is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100 for the Least Performing Underlying, a hypothetical Coupon Barrier of 65 for the Least Performing Underlying, a hypothetical Threshold Value of 60 for the Least Performing Underlying, the Contingent Coupon Payment of $25.00 per $1,000.00 in principal amount of Notes and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Values, Coupon Barriers, Threshold Values, Observation Values and Ending Values of the Underlyings, whether the Notes are called prior to maturity, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlyings, see “The Underlyings” section below. The Ending Value of each Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of that Underlying or on the securities included in that Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note (including any final Contingent Coupon Payment)	Return on the Notes(1)
160.00	60.00%	$1,025.00	2.50%
150.00	50.00%	$1,025.00	2.50%
140.00	40.00%	$1,025.00	2.50%
130.00	30.00%	$1,025.00	2.50%
120.00	20.00%	$1,025.00	2.50%
110.00	10.00%	$1,025.00	2.50%
105.00	5.00%	$1,025.00	2.50%
102.00	2.00%	$1,025.00	2.50%
100.00(2)	0.00%	$1,025.00	2.50%
90.00	-10.00%	$1,025.00	2.50%
80.00	-20.00%	$1,025.00	2.50%
70.00	-30.00%	$1,025.00	2.50%
65.00(3)	-35.00%	$1,025.00	2.50%
64.99	-35.01%	$1,000.00	0.00%
60.00(4)	-40.00%	$1,000.00	0.00%
59.99	-40.01%	$599.90	-40.01%
50.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%

(1)	The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.
(2)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value of each Underlying is set forth on page PS-2 above.
(3)	This is the hypothetical Coupon Barrier of the Least Performing Underlying.
(4)	This is the hypothetical Threshold Value of the Least Performing Underlying.
CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-8

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-29 below.

Structure-related Risks

•Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Notes are not called prior to maturity and the Ending Value of any Underlying is less than its Threshold Value, at maturity, your investment will be subject to 1:1 downside exposure to decreases in the value of the Least Performing Underlying and you will lose 1% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Starting Value. In that case, you will lose a significant portion or all of your investment in the Notes.

•Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes. Your return on the Notes is limited to the Contingent Coupon Payments paid over the term of the Notes, regardless of the extent to which the Observation Value or Ending Value of any Underlying exceeds its Coupon Barrier or Starting Value, as applicable. Similarly, the amount payable at maturity or upon an Optional Early Redemption will never exceed the sum of the principal amount and the applicable Contingent Coupon Payment, regardless of the extent to which the Observation Value or Ending Value of any Underlying exceeds its Starting Value. In contrast, a direct investment in an Underlying or in the securities held by or included in an Underlying, as applicable, would allow you to receive the benefit of any appreciation in their values. Any return on the Notes will not reflect the return you would realize if you actually owned those securities or assets and received the dividends paid or distributions made on them.

•The Notes are subject to Optional Early Redemption, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes. On each Call Payment Date, at our option, we may call your Notes in whole, but not in part. If the Notes are called prior to the Maturity Date, you will be entitled to receive the Early Redemption Amount on the applicable Call Payment Date, and no further amounts will be payable on the Notes. In this case, you will lose the opportunity to continue to receive Contingent Coupon Payments after the date of the Optional Early Redemption. If the Notes are called prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes. Even if we do not exercise our option to call your Notes, our ability to do so may adversely affect the market value of your Notes. It is our sole option whether to call your Notes prior to maturity on any such Call Payment Date and we may or may not exercise this option for any reason. Because of this Optional Early Redemption potential, the term of your Notes could be anywhere between six and thirty-six months.

•You may not receive any Contingent Coupon Payments. The Notes do not provide for any regular fixed coupon payments. Investors in the Notes will not necessarily receive any Contingent Coupon Payments on the Notes. If the Observation Value of any Underlying is less than its Coupon Barrier on an Observation Date, you will not receive the Contingent Coupon Payment applicable to that Observation Date. If the Observation Value of any Underlying is less than its Coupon Barrier on all the Observation Dates during the term of the Notes, you will not receive any Contingent Coupon Payments during the term of the Notes, and will not receive a positive return on the Notes.

•Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money. In addition, if interest rates increase during the term of the Notes, the Contingent Coupon Payment (if any) may be less than the yield on a conventional debt security of comparable maturity.

•The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect changes in the values of the Underlyings other than on the Observation Dates. The values of the Underlyings during the term of the Notes other than on the Observation Dates will not affect payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlyings while holding the Notes, as the performance of the Underlyings may influence the market value of the Notes. The calculation agent will determine whether each Contingent Coupon Payment is payable and will calculate the Early Redemption Amount or the Redemption Amount, as applicable, by comparing only the Starting Value, the Coupon Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for each Underlying. No other values of the Underlyings will be taken into account. As a result, if the Notes are not called prior to maturity and the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will receive less than the principal amount at maturity even if the value of each Underlying was always above its Threshold Value prior to the Valuation Date.

•Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your investment in the Notes even if the Observation Value or Ending Value of one Underlying is greater than or equal to its Coupon Barrier or Threshold Value, as applicable. Your Notes are linked to the least performing of the Underlyings, and a change in the value of one Underlying may not correlate with changes in the values of the other Underlyings. The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-9

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

value of one Underlying could be offset to some extent by the appreciation in the values of the other Underlyings. In the case of the Notes, the individual performance of each Underlying would not be combined, and the depreciation in the value of one Underlying would not be offset by any appreciation in the values of the other Underlyings. Even if the Observation Value of an Underlying is at or above its Coupon Barrier on an Observation Date, you will not receive the Contingent Coupon Payment with respect to that Observation Date if the Observation Value of another Underlying is below its Coupon Barrier on that day. In addition, even if the Ending Value of an Underlying is at or above its Threshold Value, you will lose a significant portion or all of your investment in the Notes if the Ending Value of the Least Performing Underlying is below its Threshold Value.

•Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes. The Notes are our unsecured senior debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlyings. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation and Market-related Risks

•The public offering price you are paying for the Notes exceeds their initial estimated value. The initial estimated value of the Notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the values of the Underlyings, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlyings, our and BAC’s creditworthiness and changes in market conditions.

•We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares or units of the Underlyings or the securities or assets held by or included in the Underlyings, as applicable, or futures or options contracts or exchange traded instruments on the Underlyings or those securities, or other listed or over-the-counter derivative instruments whose value is derived from the Underlyings or those securities or assets. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own shares or units of the Underlyings or the securities or assets represented by the Underlyings, except to the extent that BAC’s common stock may be included in the Underlyings, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlyings, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-10

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the values of the Underlyings in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may have adversely affected the values of the Underlyings. Consequently, the values of the Underlyings may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also may have engaged in hedging activities that could have adversely affected the values of the Underlyings on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may adversely affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes, the Underlyings or the securities represented by the Underlyings and may hold or resell the Notes, the Underlyings or the securities represented by the Underlyings. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the values of the Underlyings, the market value of your Notes prior to maturity or the amounts payable, if any, on the Notes.

•There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

•There are risks associated with commodities trading on the London Bullion Market Association. The investment objective of the GLD is to reflect generally the price of gold before the payment of its expenses and liabilities. The price of gold is determined by the London Bullion Market Association (the “LBMA”) or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold price as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA that would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA gold price, which could adversely affect the value of the Notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA gold price. All of these factors could adversely affect the price of the GLD and, therefore, the return on the Notes.

•The performance of the GLD may be influenced by gold prices. To the extent the price of gold has a limited effect, if any, on the performance of the GLD, gold prices are subject to volatile price movements over short periods of time, represent trading in commodities markets, which are substantially different from equities markets, and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold are generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events.
Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold markets. It is not possible to predict the aggregate effects of all or any combination of these factors. Any negative developments with respect to these factors may have an adverse effect on gold prices and, as a result, on the prices of the GLD and, therefore, the return on the Notes.

•There is no direct correlation between the value of the Notes or the price of the GLD, on the one hand, and gold prices, on the other hand. Although the price of gold is one factor that may influence the performance of the GLD, the Notes are not linked to the gold spot prices or to gold futures. There is no direct linkage between the price of the GLD and the prices of gold. While gold prices may be one factor that could affect the underlying asset of the GLD and, consequently, the price of the GLD, the amounts payable on the Notes are not directly linked to the movement of gold prices and may be affected by factors unrelated to those movements. Investing in the Notes is not the same as investing in gold, and you should not invest in the Notes if you wish to invest in a product that is linked directly to the price of gold.

•Gold prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the GLD. The investment objective of the GLD is to reflect the performance of the price of gold bullion, less the GLD’s expenses. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-11

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile. Consequently, the performance of the GLD and the return on the Notes could be adversely affected.

•The value of the GLD may not fully replicate the price of gold. The performance of the GLD may not fully replicate the price of gold due to the fees and expenses charged by the GLD, restrictions on access to gold or other circumstances. The GLD does not generate any income and as the GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by the GLD has gradually declined over time. The GLD sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the GLD rises or falls in response to changes in the price of gold. The sale of the GLD’s gold to pay expenses at a time of low gold prices could adversely affect the value of the GLD. Additionally, there is a risk that part or all of the GLD’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

•Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. The GLD is linked to a single commodity and not to a diverse basket of commodities or a broad-based commodity index. The GLD’s underlying commodity may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the Notes carry greater risk and may be more volatile than securities linked to the prices of more commodities or a broad-based commodity index.

•The GLD is not an investment company or commodity pool and will not be subject to regulation under the Investment Company Act of 1940, as amended, or the Commodity Exchange Act of 1936, as amended. Accordingly, you will not benefit from any regulatory protections afforded to persons who invest in regulated investment companies or commodity pools.

•The performance of the GLD may not correlate with the performance of its underlying commodity as well as the net asset value (“NAV”) per share of the GLD, especially during periods of market volatility. The GLD does not fully replicate the performance of its underlying commodity, which is gold, due to the fees and expenses charged by the GLD or by restrictions on access to its underlying commodity due to other circumstances. The GLD does not generate any income, and as the GLD regularly sells its underlying commodity to pay for ongoing expenses, the amount of its underlying commodity represented by each share gradually declines over time. The GLD sells its underlying commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of its underlying commodity. The sale by the GLD of its underlying commodity to pay expenses at a time of low prices for its underlying commodity could adversely affect the value of the Notes. Additionally, there is a risk that part or all of the GLD’s holdings in its underlying commodity could be lost, damaged or stolen. Access to the GLD’s underlying commodity could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). All of these factors may lead to a lack of correlation between the performance of the GLD and its underlying commodity. In addition, because the shares of the GLD are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the GLD may differ from the NAV per share of the GLD. During periods of market volatility, the GLD’s underlying commodity may be unavailable in the secondary market, market participants may be unable to calculate accurately the NAV per share of the GLD and the liquidity of the GLD may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the GLD. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the GLD. As a result, under these circumstances, the market value of shares of the GLD may vary substantially from the NAV per share of the GLD. For all of the foregoing reasons, the performance of the GLD may not correlate with the performance of its underlying commodity as well as the NAV per share of the GLD, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce any payment on the Notes.

•The Notes are subject to foreign currency exchange rate risk. The NKY tracks securities traded outside of the United States. The level of the NKY will depend upon the values of these securities, which will in turn depend in part upon changes in the value of the currencies in which the securities tracked by the NKY are traded. Accordingly, investors in the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities tracked by the NKY are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the level of the NKY will be adversely affected and the value of the NKY may decrease.

•The Notes are subject to risks associated with foreign securities markets. The NKY includes certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the NKY may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-12

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•The performance of the GLD or the IJR may not correlate with the performance of its respective underlying index (each an “underlying index”) as well as its respective net asset value per share or unit, especially during periods of market volatility. The performance of the GLD or the IJR and that of its respective underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the GLD or the IJR may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the GLD or the IJR not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the GLD or the IJR, differences in trading hours between the GLD or the IJR (or its respective underlying assets) and its respective underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of each of the GLD and the IJR are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of the GLD or the IJR may differ from its respective net asset value per share or unit; shares or units of the GLD or the IJR may trade at, above, or below its respective net asset value per share or unit. During periods of market volatility, securities held by the GLD or the IJR may be unavailable in the secondary market, market participants may be unable to calculate accurately the respective net asset value per share or unit of the GLD or the IJR and the liquidity of the GLD or the IJR may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the GLD or the IJR. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the GLD or the IJR. As a result, under these circumstances, the market value of shares or units of the GLD or the IJR may vary substantially from its respective net asset value per share or unit.

•The Notes are subject to risks associated with small-size capitalization companies. The stocks comprising the S&P SmallCap 600® Index, which is the IJR’s underlying index, are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

•The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of each of the GLD or the IJR and other terms of the Notes to reflect certain actions by that Underlying, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the GLD or the IJR and will have broad discretion to determine whether and to what extent an adjustment is required.

•The publisher or the sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its values, and the publisher or the sponsor or investment advisor has no obligation to consider your interests. The publisher or the sponsor or investment advisor of an Underlying can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its value. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

•The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as contingent income-bearing single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income, gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-13

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

The Underlyings

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the sponsor of the NKY, the investment advisor of the GLD and the investment advisor of the IJR (collectively, the “Underlying Sponsors”). The Underlying Sponsors, which license the copyright and all other rights to the respective Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings. The consequences of any Underlying Sponsor discontinuing publication of the applicable Underlying are discussed in “Description of the Notes — Discontinuance of an Index” and “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs — Discontinuance of or Material Change to an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of any Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlyings. You should make your own investigation into the Underlyings.

The Nikkei 225® Index

The NKY, also known as the Nikkei Stock Average Index, is an equity index calculated, published, and disseminated by Nikkei Inc.  The NKY measures the composite price performance of selected Japanese stocks.  The NKY is currently based on 225 stocks (each, an “Index Stock”) trading on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry.  All 225 of the Index Stocks are listed in the First Section of the TSE.  Index Stocks listed in the First Section are among the most actively traded stocks on the TSE.  The NKY started on September 7, 1950. However, it was retroactively calculated back to May 16, 1949, when the TSE reopened for the first time after World War II.

Calculation of the NKY

The NKY is a modified, price-weighted index. Each Index Stock’s weight is based on its price per share rather than the total market capitalization of the issuer.  Nikkei Inc. calculates the NKY by multiplying the per share price of each Index Stock by the corresponding weighting factor for that Index Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor.  The divisor is subject to periodic adjustments as set forth below.  Each Weight Factor is computed by dividing ¥50 by the presumed par value of the relevant Index Stock, so that the share price of each Index Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50.  Each Weight Factor represents the number of shares of the related Index Stock which are included in one trading unit of the NKY.  The stock prices used in the calculation of the NKY are those reported by a primary market for the Index Stocks, currently the TSE.  The level of the NKY is currently calculated once per 15 seconds during TSE trading hours.

In order to maintain continuity in the level of the NKY in the event of certain changes due to non-market factors affecting the Index Stocks, such as the addition or deletion of stocks, stock splits, or increase in paid-in capital, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY.  The divisor remains at the new value until a further adjustment is necessary as the result of another change.  In the event of a change affecting any Index Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the NKY immediately after the change, will equal the level of the NKY immediately prior to the change.

Index Maintenance

The NKY is reviewed annually at the beginning of October. The purpose of the review is to maintain the representative nature of the Index Stocks. Stocks with high market liquidity are added and those with low liquidity are deleted. At the same time, to take changes in industry structure into account, the balance of the sectors, in terms of the number of constituents, is considered. Liquidity of a stock is assessed by the two measures: “trading value” and “magnitude of price fluctuation by volume,” which is calculated as (high price/low price) / volume. Among stocks on the TSE First Section, the top 450 stocks in terms of liquidity are selected to form the “high liquidity group”. Those constituents that are not in the high liquidity group are deleted. Those non-constituent stocks which are in the top 75 of the high liquidity group are added.

After the liquidity deletions and additions, constituents are deleted and added to balance the number of constituents among sectors, and to make the total number of the constituents equal 225. Among the 450 “high liquidity” stocks, half of those that belong to a sector are designated as the “appropriate number of stocks” for that sector. The actual number of constituents in a sector is then compared with its “appropriate number,” and if the actual number is larger or smaller than the “appropriate number,” then components are deleted or added, as necessary. Stocks to be deleted are selected from stocks with lower liquidity and stocks to be added are selected from stocks with higher liquidity. Stocks selected according to the foregoing procedures are candidates for addition or deletion, as applicable, and the final determinations will be made by Nikkei Inc.

The NKY is also reviewed on an ongoing basis in response to extraordinary developments, such as bankruptcies or mergers. Any stock becoming ineligible for listing in the TSE First Section due to any of the following reasons will be removed from the NKY: (i) bankruptcy and liquidation events; (ii) corporate restructurings, such as mergers, share exchanges or share transfers; (iii) excess debt or other reasons; or (iv) transfer to the TSE Second Section. In addition, a component stock designated as “security under supervision” becomes a deletion candidate. However, the decision to delete such a candidate will be made by examining the sustainability and the probability of delisting for each individual case. Upon deletion of a stock from the NKY,

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-14

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Nikkei Inc. will generally select as a replacement the most liquid stock that is both in the “high liquidity group” and in the same sector as the deleted stock. When deletions are known in advance, replacements may be selected as part of the periodic review process or by using similar procedures.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization.  Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day, the TSE will close prior to the opening of business in New York City on the same calendar day.  Therefore, the closing level of the NKY on a trading day will generally be available in the U.S. by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances.  In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling.  These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day.  In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock.  The TSE may also suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock.  As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the market value of the Notes.

Historical Performance of the NKY

The following graph sets forth the daily historical performance of the NKY in the period from January 2, 2021 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the NKY was 66,753.72.

This historical data on the NKY is not necessarily indicative of the future performance of the NKY or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the NKY during any period set forth above is not an indication that the closing level of the NKY is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the closing levels of the NKY.

License Agreement

We have entered into an agreement with Nikkei Inc. providing us with a non-exclusive license with the right to use the NKY in exchange for a fee.  The NKY is the intellectual property of Nikkei Inc. (the “Index sponsor”), formerly known as Nihon Keizai Shimbum, Inc. “Nikkei”, “Nikkei Stock Average”, and “Nikkei 225 Index” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the NKY.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-15

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

The Notes are not in any way sponsored, endorsed or promoted by the index sponsor. The index sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the NKY or the figure at which the NKY stands at any particular day or otherwise. The NKY is compiled and calculated solely by the index sponsor. However, the index sponsor shall not be liable to any person for any error in the NKY and the index sponsor shall not be under any obligation to advise any person, including a purchaser or seller of the Notes, of any error therein.

In addition, the index sponsor gives no assurance regarding any modification or change in any methodology used in calculating the NKY and is under no obligation to continue the calculation, publication and dissemination of the NKY.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-16

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

The SPDR® Gold Shares

The SPDR® Gold Trust (the "trust") issues SPDR® Gold Shares (the “Shares”), which represent units of fractional undivided beneficial interest in and ownership of the trust. World Gold Trust Services, LLC is the sponsor of the trust, BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the trust, HSBC Bank plc is the custodian of the trust, and State Street Global Advisors Funds Distributors, LLC (formerly State Street Global Markets, LLC) is the marketing agent of the trust. The trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.

The Shares trade under the ticker symbol “GLD” on NYSE Arca, Inc., or NYSE Arca. Information provided to or filed with the SEC by the trust pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-267520 and 001-32356, respectively, through the SEC's website at www.sec.gov. Information on that website is not included or incorporated by reference in this document. According to the GLD's prospectus, the trust is not an investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder, the trust is not a commodity pool withing the meaning of the Commodity Exchange Act of 1936, as amended, and is not subject to regulation thereunder, and none of the sponsor, the trustee or the marketing agent is subject to regulation  by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor in connection with the Shares.

The Shares may be purchased from the GLD only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a “Basket”). The GLD issues Shares in Baskets to certain authorized participants (the “Authorized Participants”), on an ongoing basis. Baskets are offered continuously at the NAV, for 100,000 Shares on the day that an order to create a Basket is accepted by the trustee.

Currently, the trust’s only recurring fixed expense is the sponsor’s fee, which is accrued daily at an annualized rate equal to 0.40% of the NAV, in exchange for the sponsor assuming the responsibility to pay all ordinary fees and expenses of the trust which include the fees and expenses of the trustee, the fees and expenses of the custodian for the custody of the trust’s gold bars, the fees and expenses of the sponsor, certain taxes, the fees of the marketing agent, printing and mailing costs, legal and audit fees, registration fees, NYSE Arca listing fees and other marketing costs and expenses.

The investment objective of the GLD is to reflect the performance of the price of gold bullion, less the GLD’s expenses. The GLD holds gold bars. The GLD issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the GLD are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the GLD is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.

The Shares represent units of fractional undivided beneficial interest in and ownership of the trust, the primary asset of which is allocated (or secured) gold. The trust is not managed like a corporation or an active investment vehicle. The gold held by the trust will be sold only: (1) on an as-needed basis to pay the trust’s expenses, (2) in the event the trust terminates and liquidates its assets or (3) as otherwise required by law or regulation.

Creation and Redemption

The trust creates and redeems the Shares from time to time, but only in one or more Baskets. The creation and redemption of Baskets requires the delivery to the trust or the distribution by the trust of the amount of gold and any cash represented by the Baskets being created or redeemed, the amount of which is based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. The initial amount of gold required for deposit with the trust to create shares for the period from the formation of the GLD to the first day of trading of the Shares on the NYSE was 10,000 ounces per Basket. The number of ounces of gold required to create a Basket or to be delivered upon the redemption of a Basket gradually decreases over time, due to the accrual of the trust’s expenses and the sale of the trust’s gold to pay the trust’s expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem Baskets and may sell the Shares included in the Baskets they create to other investors.

Valuation of Gold; Computation of NAV

The trustee determines the NAV of the GLD on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association (the “LBMA”), administered by the ICE Benchmark Administration (the “IBA”), which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the GLD is the aggregate value of the GLD’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the GLD’s NAV, the trustee values the gold held by the GLD based on the LBMA Gold Price PM for an ounce of gold. The trustee also determines the NAV per Share.

The custodian is responsible for the safekeeping of the trust’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The custodian also facilitates the transfer of gold in and out of the trust through gold accounts it maintains for Authorized Participants and the GLD. The custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-17

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Historical Performance of the GLD

The following graph sets forth the daily historical performance of the GLD in the period from January 2, 2021 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the GLD was $380.84.

This historical data on the GLD is not necessarily indicative of the future performance of the GLD or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the GLD during any period set forth above is not an indication that the Closing Market Price of the GLD is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the GLD.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-18

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

The iShares® Core S&P Small-Cap ETF

The shares of the iShares® Core S&P Small-Cap ETF are issued by iShares Trust, a registered investment advisor. BlackRock Fund Advisors (“BFA”) is the investment advisor to the IJR. The IJR seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P SmallCap 600® Index (“SML”), its underlying index. The SML measures the performance of the small-capitalization sector of the U.S. equity market. These amounts, net of expenses and taxes (if applicable), are passed along to the IJR’s shareholders as “ordinary income.” In addition, the IJR realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the Notes are linked only to the share price of the IJR, you will not be entitled to receive income, dividend, or capital gain distributions from the IJR or any equivalent payments. The shares of the iShares® Core S&P Small-Cap ETF trade on the NYSE Arca under the symbol “IJR”.

The shares of the IJR are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the IJR, including its periodic financial reports, may be found on the SEC website.

Investment Objective and Strategy

The IJR seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the SML. The IJR’s investment objective and the SML may be changed at any time without shareholder approval. Notwithstanding the IJR’s investment objective, the return on your Notes will not reflect any dividends paid on the shares of the IJR or on the securities that comprise the SML.

The return on your Notes is linked to the performance of the IJR, and not to the performance of the SML on which the IJR is based. Although the IJR seeks results that correspond generally to the performance of the SML, the IJR follows a strategy of “representative sampling,” which means that the IJR’s holdings do not identically correspond to the holdings and weightings of the SML, and may significantly diverge from the SML. Additionally, when the IJR purchases securities not held by the SML, the IJR may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the SML components are not exposed. Therefore, the IJR will not directly track the performance of the SML and there may be significant variation between the performance of the IJR and the SML.

Representative Sampling

BFA uses a representative sampling strategy to track the SML. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the SML. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the SML. The IJR may or may not hold all of the securities that are included in the SML.

The IJR generally will invest at least 80% of its assets in the component securities of the SML and may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the SML, but which BFA believes will help the IJR track the SML. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating investments included in the SML. Also, the IJR may lend securities representing up to one-third of the value of the IJR’s total assets (including the value of the collateral received).

The S&P SmallCap 600® Index

The SML is a float-adjusted market capitalization weighted index designed to measure the performance of 600 small-sized companies in the U.S.. The SML was constructed to be an efficient benchmark made up of small-sized companies that meet investability and financial viability criteria. The calculation of the level of the SML is based on the relative value of the aggregate market value of the common stocks of 600 small-sized companies as of a particular time compared to the aggregate average market value of the common stocks of 600 similar companies on the base date of December 31, 1993.

The SML includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. The index sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SML to achieve the objectives stated above.

The index sponsor calculates the SML by reference to the prices of the constituent stocks of the SML without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SML constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While the index sponsor currently employs the following methodology to calculate the SML, no assurance can be given that the index sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SML was calculated as the product of the market price per share and the number of then

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-19

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

outstanding shares of such component stock. In March 2005, the index sponsor began shifting the SML halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SML to full float adjustment on September 16, 2005. The index sponsor’s criteria for selecting stocks for the SML did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SML.

Under float adjustment, the share counts used in calculating the SML reflect only those shares that are available to investors, not all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SML.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  Available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SML. Constituents of the SML prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SML. If a constituent company of the SML reorganizes into a multiple share class line structure, that company will remain in the SML at the discretion of the S&P Index Committee in order to minimize turnover.

The SML is calculated using a base-weighted aggregate methodology. The level of the SML reflects the total market value of all component stocks relative to the base date of December 31, 1993. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base date of December 31, 1993 has been set to an indexed level of 100. In practice, the daily calculation of the SML is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SML, it serves as a link to the original base period level of the SML. The index divisor keeps the SML comparable over time and is the manipulation point for all adjustments to the SML, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SML, and do not require index divisor adjustments.

To prevent the level of the SML from changing due to corporate actions, corporate actions which affect the total market value of the SML require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SML remains constant and does not reflect the corporate actions of individual companies in the SML. Index divisor adjustments are made after the close of trading and after the calculation of the SML closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-20

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Historical Performance of the IJR

The following graph sets forth the daily historical performance of the IJR in the period from January 2, 2021 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the IJR was $136.04.

This historical data on the IJR is not necessarily indicative of the future performance of the IJR or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the IJR during any period set forth above is not an indication that the Closing Market Price of the IJR is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the IJR.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-21

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $980.00 per $1,000.00 in principal amount of Notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-22

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-23

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-3 and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-24

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as contingent income-bearing single financial contracts with respect to the Underlyings and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as contingent income-bearing single financial contracts with respect to the Underlyings. This discussion assumes that the Notes constitute contingent income-bearing single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the Notes did not constitute contingent income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of an Underlying or the issuer of any component stock included in the Underlying that is an index would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of an Underlying or the issuer of one or more stocks included in the Underlying that is an index were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuer of an Underlying or the issuers of the component stocks included in the Underlying that is an index and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of an Underlying or the issuer of any component stock included in the Underlying that is an index is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of any Contingent Coupon Payment on the Notes is uncertain, we intend to take the position, and the following discussion assumes, that any Contingent Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting.  By purchasing the Notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any Contingent Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any Contingent Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of

CONTINGENT INCOME ISSUER CALLABLE YIELD NOTES | PS-25

Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since some Underlyings are the type of financial assets described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated , in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement).

If an investment in the Notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the Notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the Notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange or redemption of the Notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the Notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Notes.

As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the Notes, including in situations where the Underlyings are not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the Notes could be treated as a unit consisting of a deposit and a put option written by the Note holder, in which case the timing and character of income on the Notes would be affected significantly.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

It is also possible that the IRS could assert that your Notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale, exchange, or redemption of the Notes is not a sale, exchange, or redemption of a collectible but is rather a sale, exchange, or redemption of a derivative contract that reflects the value, in part, of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

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Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the Notes should be treated as ordinary gain or loss.

Because one Underlying is an index that periodically rebalances, it is possible that the Notes could be treated as a series of contingent income-bearing single financial contracts, each of which matures on the next rebalancing date. If the Notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the Notes on each rebalancing date in return for new Notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the Notes (including any Contingent Coupon Payment) is uncertain, we (or the applicable paying agent) will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Contingent Coupon Payment made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We (or the applicable paying agent) will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes (not including, for the avoidance of doubt, amounts representing any Contingent Coupon Payment which would be subject to the rules discussed in the previous paragraph) upon the sale, exchange or redemption of the Notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any Contingent Coupon Payment and gain realized on the settlement at maturity, or upon sale, exchange or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Contingent Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2029. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

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Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

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Contingent Income Issuer Callable Yield Notes Linked to the Least Performing of the Nikkei 225® Index, the SPDR® Gold Shares and the iShares® Core S&P Small-Cap ETF

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•Product Supplement EQUITY-1 dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

•Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

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